EXHIBIT 99.2

Press Release

South Korea: Daesan Complex to Develop its Polymer Capacity

for Durable Applications

Paris, May 5, 2021 – The Hanwha Total Petrochemical (HTC) joint venture1 is commissioning a new polypropylene line at the Daesan integrated refining and petrochemical complex in South Korea, adding a further 60% to its production capacity, which now totals 1.1 million tons a year. At the same time, the start-up of a fourth propane furnace will increase ethylene production capacity by 10% to 1.5 million tons a year.

These projects were carried out safely and successfully, and were completed on time and on budget. They mark the culmination of investments totaling $1.3 billion, announced in 2017 and 2018, to expand production capacity at the Daesan complex. They also take advantage of abundant, cost-advantaged propane feedstock from the United States.

The new polypropylene line, with a capacity of 400,000 tons a year, will enable Daesan to supply both the Korean market and export markets, particularly China. It will enable the manufacturing of high-value-added, durable goods for specialty applications such as underfloor heating pipes and automotive parts, helping reduce the weight of vehicles.

HTC has also launched a new polypropylene compound line2 at its Dongguan site in southern China, which will enable the joint venture to develop specific grades containing recycled polymers, in partnership with its customers, as HTC's contribution to Total's ambition of producing 30% recycled polymers by 2030.

“The successful completion of these projects in South Korea is an excellent illustration of our strategy of meeting growing global demand for polymers, especially for durable applications, by focusing investments on our world-class complexes. In the case of Daesan, we also leverage competitively priced feedstock and monomer-polymer integration,” said Bernard Pinatel, President of Refining & Chemicals at Total.

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1 A 50-50 joint venture between Total and Hanwha.

2 Polypropylene compounds are used in the automotive industry (interiors, bumpers and technical parts), in the electrical and electronics industry and in household appliances.

About the Daesan Refining and Petrochemical Complex

Daesan is one of Total's six world-class integrated complexes and a strategic asset for both shareholders. It comprises a flexible condensate splitter, a competitive steam cracker and units producing polymers, styrene and aromatics.

About Hanwha

Hanwha Group, founded in 1952, is a global leader in a broad range of businesses spanning the spectrum of the manufacturing, construction, finance, services and leisure industries. Hanwha Group consists of 80 domestic affiliates and 469 global networks, as of December 31, 2020.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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